September 18, 2015

VIA EDGAR

Ms. Valerie Lithotomos
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Claymore Exchange-Traded Fund Trust
    Request for Withdrawal of Post-Effective Amendment
    File Nos. 333-134551 and 811-21906

Dear Ms. Lithotomos:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Claymore Exchange-Traded Fund Trust (the "Trust") respectfully requests withdrawal of the following Post-Effective Amendment to the Trust's Registration Statement on Form BXT (the "Amendment"):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
384	9/11/2015	485BXT	0001364089-15-000089

Amendment 384 was intended to delay the effectiveness of Post-Effective Amendment 128 to the Trust's Registration Statement on Form N-1A, but due to an administrative error, it contained incorrect Post Effective Amendment Numbers and date of effectiveness for the series of the Trust to which that amendment relates. No securities were sold in connection with the Amendment and the Trust has made a subsequent 485BXT filing with the correct Post Effective Amendment Numbers and date of effectiveness to delay Post-Effective Amendment 128.

Should you have any questions or comments, please contact Jeremy Senderowicz at (212) 641-5669.

Sincerely,

/s/ Mark E. Mathiasen
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Mark E. Mathiasen
Secretary